UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Registrant’s name)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

New Subsidiary

On December 13, 2024, Tantech Holdings Ltd (the “Company”) formed a wholly-owned subsidiary, USCNHK Holding LIMITED, a Hong Kong company limited by shares (“USCNHK”). USCNHK is not expected to conduct substantial business but will serve as a holding company to hold the Company’s interests in operating subsidiaries.

New Member and Chairwoman of the Board of Directors

Effective December 19, 2024, Mr. Zhengyu Wang, a director of the Company, has resigned from the Board of Directors (the “Board”) of the Company and as the Chairman of the Board due to personal reasons. Mr. Wang’s resignation was not the result of any disagreement with the Board, the Company or its management.

Effective December 19, 2024, the Board has elected Ms. Yefang Zhang, a director of the Company, to serve as Chairwoman of the Board. Effective December 19, 2024, the Board elected Mr. Weilin Zhang as a director of the Company. Mr. Weilin Zhang is unrelated to Ms. Yefang Zhang.

Mr. Weilin Zhang has served as the Chief Financial Officer of the Company since July 2019. Prior to joining the Company, Mr. Zhang had served as the CFO of Forasen Group Limited since October 2018 and was its CFO from March 2008 to June 2013. From July 2013 to September 2018, he was the general manager of Zhejiang Juma Valve Co., Ltd. He graduated from Zhejiang Province Finance Institute in 1989 with an Associate’s degree in Accounting and received his Bachelor’s degree in Accounting from Beijing Technology and Business University in 2008.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANTECH HOLDINGS LTD

Date: December 20, 2024	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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